UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-39117

36Kr Holdings Inc.

(Registrant’s Name)

Building B6, Universal Business Park,

No. 10 Jiuxianqiao Road,

Chaoyang District, Beijing, People’s Republic of China, 100015

+86 10 8965-0708

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	36Kr Holding Inc. Announces Changes to Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

36Kr Holdings Inc.

Date: September 4, 2025	By:	/s/ Dagang Feng
	Name:	Dagang Feng
	Title:	Chairman and Chief Executive Officer

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